December 15, 2008

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549
Division of Corporation Finance, Mail Stop 7105
Attention:  Daniel F. Duchovny, Special Counsel

Re:	Computer Horizons Corp.
Amendment No. 1 to Schedule 13E-3
Filed December 4, 2008
File No. 5-10980

Amendment No. 1 Preliminary Proxy Statement on Schedule 14A
Filed December 4, 2008
File No. 0-07282

Dear Mr. Duchovny:

On behalf of Computer Horizons Corp. (the “Company”), transmitted herewith is Amendment No. 2 to the above-referenced filing (the “Amended Schedule 13E-3”), as well as Amendment No. 2 to the Preliminary Proxy Statement (the “Amended Proxy Statement”).  We acknowledge receipt of the comment letter of the Securities and Exchange Commission (the “Commission”), dated December 11, 2008 (the “Commission Letter”) with regard to the above-referenced filing.  We have reviewed the Commission Letter with the Company and the following are its responses to the Commission Letter.  For ease of reference, the responses are numbered to correspond to the numbering of the comments in the Commission Letter and the comments are reproduced in italicized form below.

In addition to the changes set forth below, the Staff is advised that the Company has fixed an erroneous date reference on page iii and has made non-substantive revisions elsewhere in the Amended Proxy Statement.

Amended Schedule 13E-3

Identity and Background of Filing Person, page 3

1.
We note your response to our prior comment 2 and reissue it in part.  For each executive officer provide the information required by Item 1003(c)(2) of Regulation M-A in regard to the principal business and address of any organization with which they were employed during the past five years, and for Ms, Rodriguez the starting and ending dates of each position held during the past five years.

The Company has provided the information required by Item 1003(c)(2) of Regulation M-A for each executive officer on page 42 of the Amended Proxy Statement in accordance with the Staff’s comment.

Revised Preliminary Proxy Statement on Schedule 14A

Summary of Terms of the Reverse/Forward Stock Split, page 1

2.
We note your response to our prior comment 10 and reissue it.  We note the disclosure in the 4th bullet on page 4 in which you state that the Board has concluded that the transaction is fair to unaffiliated shareholders “from a financial point of view.”  We note similar statements on pages 12 and 14.  Please revise your disclosure throughout the proxy statement to consistently state whether the filing person believes that the Rule 13e-3 transaction is fair or unfair (as opposed to being fair from a financial point of view) to unaffiliated security holders, including those that will be cashed out and those that will retain an interest in the company.  Refer to Item 1014(a) of Regulation M-A.

The Company has revised disclosure on pages 3 and 11 to state that the Company believes the Reverse/Forward Stock Split is fair to Cashed Out Shareholders and Continuing Shareholders, including unaffiliated shareholders of the Company (without limiting to a financial point of view).

Special Factors

Board Deliberations, page 9

3.	We note your response to our prior comment 19. Please disclose the substance of your response in the proxy statement.

The Company has disclosed its response to the Staff’s prior comment 19 on page 6 of the Amended Proxy Statement.

Certain Effects of Reverse/Forward Stock Split on the Company’s Shareholders

Detriments, page 25

4.
We note your response to our prior comment 35.  Please add to this section a discussion of the potential liability shareholders may have, including cashed-out shareholders, regarding the possibility of having to pay your creditors any distributions that they receive from you if you do not create an adequate contingency reserve to pay all expenses and liabilities.

The Company has included a discussion of such potential liability on page 22 of the Amended Proxy Statement.

Please direct any questions or comments concerning the Amended Schedule 13E-3, the Amended Proxy Statement or this response to the undersigned at 212-451-2307, Martin Cooper at 212-451-2293 or Robert Koplar at 212-451-2325.

Sincerely,

/s/ Jeffrey S. Spindler

Jeffrey S. Spindler